Exhibit 99.1

News Release

BROOKFIELD INFRASTRUCTURE ANNOUNCES SALE OF
AUSTRALASIAN REGULATED DISTRIBUTION BUSINESS FOR $410 MILLION

Hamilton, Bermuda, July 3, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has signed definitive agreements to sell its 42% interest in its Australasian regulated distribution business for approximately NZ$525 million (US$410 million). Brookfield Infrastructure acquired its initial interest in the business in 2009 as part of the recapitalization of Babcock & Brown Infrastructure.

“This sale provides another opportunity to harvest capital from one of our mature businesses at attractive returns, with the objective of recycling the proceeds into higher returning investments,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.

The transaction is subject to approval of the Overseas Investment Office, a New Zealand government agency, and is expected to close by the end of 2013.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will,” “seek,” “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the sale of Brookfield Infrastructure’s Australasian regulated distribution business. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.